Pricing Supplement No. J34
To the Underlying Supplement dated December 31, 2008,
Product Supplement dated October 24, 2008,
Prospectus Supplement dated March 24, 2008 and
Prospectus dated March 29, 2007
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-132936-14 March 23, 2009
Credit Suisse
Structured Investments
Credit Suisse
$13,701,000
Notes due April 9, 2010 Linked to a Weighted Basket of Three Dual Directional Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE TM 100 Index and the TOPIX® Index

General
•
The notes are designed for investors who seek a return at maturity of two times the appreciation of a weighted basket of three dual directional buffered return enhanced components, consisting of the Dow Jones EURO STOXX 50® Index (“SX5E”), the FTSE™ 100 Index (“UKX”) and the TOPIX® Index (“TPX”), each of which is subject to a different maximum return as described below.  In addition, the notes allow investors to profit from depreciations of up to – 10% in each Index. Investors should be willing to forgo interest and dividend payments and, if any Component Underlying declines by more than 10%, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing April 9, 2010†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•	The notes priced on March 20, 2009 (the “Pricing Date”) and are expected to settle on March 27, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor’s A+, Moody’s Aa1)††
Basket/Basket Components:
The notes are linked to a weighted basket consisting of three buffered return enhanced components (each a “Basket Component,” and together, the “Basket Components”).  Each Basket Component is linked to an international index (each a “Component Underlying,” and together, the “Component Underlyings”) as set forth below. For more information on the Component Underlyings, see “The Dow Jones EURO STOXX 50® Index,” “The FTSE™ 100 Index” and “The TOPIX® Index” in the accompanying underlying supplement.

	Component Underlying	Component Weighting	Buffer Amount	Upside Leverage Factor	Maximum Return	Downside Factor
	SX5E	55.00%	10%	2	28.00%	1.1111
	UKX	25.00%	10%	2	26.00%	1.1111
	TPX	20.00%	10%	2	26.50%	1.1111
The maximum payment at maturity, based on the percentages set forth above, is $1,272 per $1,000 principal amount of notes.
Payment at Maturity:
The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per $1,000 principal amount of notes will be calculated as follows:
$1,000 + ($1,000 x Basket Return)

Basket Return:	The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
	Ending Underlying Level		Component Return
	is greater than the Starting Underlying Level		Underlying Return x Upside Leverage Factor, subject to the Maximum Return
	is equal to the Starting Underlying Level or less than the Starting Underlying Level by not more than the Buffer Amount of 10%		The absolute value of the Underlying Return
	is less than the Starting Underlying Level by more than the Buffer Amount of 10%		(Underlying Return + Buffer Amount) x Downside Factor

For each Basket Component, if the Ending Underlying Level for the applicable Component Underlying declines from the Starting Underlying Level for such Component Underlying by more than 10%, your return on the notes at maturity will be adversely affected and you may lose some or all of your investment at maturity.

Maximum Return:
28.00%, 26.00% and 26.50% for the SX5E, the UKX and the TPX, respectively. For example, if the Underlying Return for the SX5E is more than 14.00%, the applicable Component Return will be equal to the applicable Maximum Return, or 28.00%.

Underlying Return:	With respect to each Component Underlying, the performance of the Component Underlying from the Starting Underlying Level to the Ending Underlying Level, calculated as follows:
Ending Underlying Level – Starting Underlying Level
Starting Underlying Level
Starting Underlying Level:	2050.96 for the SX5E, 3842.85 for the UKX and 791.56 for the TPX.
Ending Underlying Level:	With respect to each Component Underlying, the Index closing level on the Valuation Date.
Valuation Date†:	April 6, 2010
Maturity Date†:	April 9, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EGK4
†	Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities-Market disruption events.”
††
 A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued by Credit Suisse, does not enhance, affect or address the likely performance of the notes other than the ability of the Issuer to meet its obligations.

Investing in the notes involves a number of risks.  See “Selected Risk Considerations” beginning on page 5 of this pricing supplement and “Risk Factors” beginning on page IS-2 of the accompanying underlying supplement and page PS-3 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, the underlying supplement, product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$13,701,000.00	$69,800.00	$13,563,990.00
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$13,701,000.00	$764.52

JPMorgan
Placement Agent
March 23, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated December 31, 2008, the product supplement dated October 24, 2008, the prospectus supplement dated March 24, 2008, and the prospectus dated March 29, 2007, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated December 31, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908013486/a2189891z424b2.htm

•	Product supplement dated October 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000095010308002624/dp11662_424b2.htm

•	Prospectus supplement dated March 24, 2008:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

•	Prospectus dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying underlying supplement and product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What Is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical Underlying Return for each Component Underlying and the corresponding Component Return for each Basket Component.  The hypothetical Underlying Returns and Component Returns set forth below assume a Starting Underlying Level of 2000, 3800 and 760 for the SX5E, the UKX and the TPX, respectively, and reflect the Maximum Return of 28.00%, 26.00% and 26.50% for the Basket Components linked to the SX5E, the UKX and the TPX, respectively.  The hypothetical Underlying Returns and Component Returns set forth below are for illustrative purposes only and may not be the actual Underlying Returns and Component Returns applicable to a purchaser of the notes.  The numbers appearing in the following table have been rounded for ease of analysis.

Dow Jones EURO STOXX 50® Index			FTSE™ 100 Index			TOPIX® Index
Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return

3600.00	80.00%	28.00%	6840.00	80.00%	26.00%	1368.00	80.00%	26.50%
3300.00	65.00%	28.00%	6270.00	65.00%	26.00%	1254.00	65.00%	26.50%
3000.00	50.00%	28.00%	5700.00	50.00%	26.00%	1140.00	50.00%	26.50%
2800.00	40.00%	28.00%	5320.00	40.00%	26.00%	1064.00	40.00%	26.50%
2600.00	30.00%	28.00%	4940.00	30.00%	26.00%	988.00	30.00%	26.50%
2400.00	20.00%	28.00%	4560.00	20.00%	26.00%	912.00	20.00%	26.50%
2280.00	14.00%	28.00%	4294.00	13.00%	26.00%	860.70	13.25%	26.50%
2200.00	10.00%	20.00%	4180.00	10.00%	20.00%	836.00	10.00%	20.00%
2140.00	7.00%	14.00%	4066.00	7.00%	14.00%	813.20	7.00%	14.00%
2120.00	6.00%	12.00%	4028.00	6.00%	12.00%	805.60	6.00%	12.00%
2100.00	5.00%	10.00%	3990.00	5.00%	10.00%	798.00	5.00%	10.00%
2000.00	0.00%	0.00%	3800.00	0.00%	0.00%	760.00	0.00%	0.00%
1900.00	-5.00%	5.00%	3610.00	-5.00%	5.00%	722.00	-5.00%	5.00%
1800.00	-10.00%	10.00%	3420.00	-10.00%	10.00%	684.00	-10.00%	10.00%
1600.00	-20.00%	-11.11%	3040.00	-20.00%	-11.11%	608.00	-20.00%	-11.11%
1400.00	-30.00%	-22.22%	2660.00	-30.00%	-22.22%	532.00	-30.00%	-22.22%
1200.00	-40.00%	-33.33%	2280.00	-40.00%	-33.33%	456.00	-40.00%	-33.33%
1000.00	-50.00%	-44.44%	1900.00	-50.00%	-44.44%	380.00	-50.00%	-44.44%
800.00	-60.00%	-55.56%	1520.00	-60.00%	-55.56%	304.00	-60.00%	-55.56%
600.00	-70.00%	-66.67%	1140.00	-70.00%	-66.67%	228.00	-70.00%	-66.67%
400.00	-80.00%	-77.78%	760.00	-80.00%	-77.78%	152.00	-80.00%	-77.78%
200.00	-90.00%	-88.89%	380.00	-90.00%	-88.89%	76.00	-90.00%	-88.89%
0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances.  You should review the following examples in conjunction with the hypothetical table set forth above, including the underlying assumptions described above.  The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The level of the SX5E increases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 2100, the UKX increases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 3990, and the level of the TPX increases from a Starting Underlying Level of 760 to an Ending Underlying Level of 798.

Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 5% for the SX5E, 5% for the UKX and 5% for the TPX, each multiplied by the Upside Leverage Factor of 2, does not exceed the Maximum Return of 28%, 26% and 26.50%, respectively, the Basket Return is calculated as follows:

[(5% x 2) x 55%] + [(5% x 2) x 25%] + [(5% x 2) x 20%] = 10%

Accordingly, the investor receives a payment at maturity of $1,100 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 2: The level of the SX5E increases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 2400, the UKX increases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 4560 and the level of the TPX increases from a Starting Underlying Level of 760 to an Ending Underlying Level of 912.

Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Returns of 20% for the SX5E, 20% for the UKX and 20% for the TPX, each multiplied by the Upside Leverage Factor of 2, exceeds the Maximum Return of 28%, 26% and 26.50%, respectively, the Basket Return is calculated as follows:

(28.00% x 55%) + (26% x 25%) + (26.50% x 20%) = 27.20%

Accordingly, the investor receives a payment at maturity of $1,272 per $1,000 principal amount of notes, which reflects the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 x 27.20%) = $1,272

Example 3: The level of the SX5E increases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 2400, the UKX increases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 3990 and the level of the TPX increases from a Starting Underlying Level of 760 to an Ending Underlying Level of 798.

Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and the Underlying Return of 20% for the SX5E multiplied by the Upside Leverage Factor of 2 exceeds the Maximum Return of 28.00%, while each of the Underlying Return of 5% for the UKX and 5% for the TPX, each multiplied by the Upside Leverage Factor of 2, does not exceed the Maximum Return of 26% and 26.50%, respectively, the Basket Return is calculated as follows:

(28.00% x 55%) + [(5% x 2) x 25%] + [(5% x 2) x 20%] = 19.90%

Accordingly, the investor receives a payment at maturity of $1,199 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x 19.90%) = $1,199

Example 4: The level of the SX5E decreases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 1900, the level of the UKX decreases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 3610, and the level of the TPX decreases from a Starting Underlying Level of 760 to an Ending Underlying Level of 722.

Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by not more than 10%, the investor receives a payment at maturity based on the absolute value of the negative Underlying Returns. The Basket Return is calculated as follows:

(-(-5%) x 55%) + (-(-5%) x 25%) + (-(-5%) x 20%) = 5%

Accordingly, the investor receives a payment at maturity of $1,050 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 5: The level of the SX5E decreases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 1600, the UKX decreases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 3040, and the level of the TPX decreases from a Starting Underlying Level of 760 to an Ending Underlying Level of 608.

Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

[[(-20% + 10%) x 1.1111] x 55%] + [[(-20% + 10%) x 1.1111] x 25%] + [[(-20% + 10%) x 1.1111] x 20%] = -11.111%

Accordingly, the investor receives a payment at maturity of $888.89 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x -11.111%) = $888.89

Example 6: The level of the SX5E decreases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 1400, the UKX increases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 3990, and the level of the TPX decreases from a Starting Underlying Level of 760 to an Ending Underlying Level of 456.

Because the Ending Underlying Level of the UKX is greater than its Starting Underlying Level and the Underlying Return of 5% for the UKX multiplied by the Upside Leverage Factor of 2 does not exceed the Maximum Return of 26% and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

[[(-30% + 10%) x 1.1111] x 55%] + [(5% x 2) x 25%] + [[(-40% + 10%) x 1.1111] x 20%] = -16.39%

Accordingly, the investor receives a payment at maturity of $836.10 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x -16.39%) = $836.10

Example 7: The level of the SX5E increases from a Starting Underlying Level of 2000 to an Ending Underlying Level of 2100, the UKX decreases from a Starting Underlying Level of 3800 to an Ending Underlying Level of 3040, and the level of the TPX decreases from a Starting Underlying Level of 760 to an Ending Underlying Level of 532.

Because the Ending Underlying Level of the SX5E is greater than its Starting Underlying Level, and the Underlying Return of 5% multiplied by the Upside Leverage Factor of 2 does not exceed the Maximum Return of 28.00%, and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level by more than 10%, the Basket Return is calculated as follows:

[(5% x 2) x 55%] + [[(-20% + 10%) x 1.1111] x 25%] + [[(-30% + 10%) x 1.1111] x 20%] = -1.722%

Accordingly, the investor receives a payment at maturity of $982.78 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x -1.722%) = $982.78

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Underlying Return for each Component Underlying by 2, up to the Maximum Return of 28.00% for the SX5E, 26.00% for the UKX and 26.50% for the TPX. Accordingly, the maximum payment at maturity is $1,272 for every $1,000 principal amount of notes.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED APPRECIATION POTENTIAL FROM NEGATIVE COMPONENT UNDERLYING RETURNS — The notes provide the opportunity to enhance returns by giving you a positive return of up to 10% even if the Underlying Return is negative, up to a -10% decline in the Component Underlying.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Underlying Level of each Component Underlying, as compared to the applicable Starting Underlying Level, of up to 10%.  If the Ending Underlying Level of a Component Underlying declines by more than 10%, for every 1% decline of the Component Underlying beyond 10%, the Component Return for the Basket Component linked to such Component Underlying will be reduced by 1.1111%.

•
DIVERSIFICATION AMONG THE BASKET COMPONENTS — Because the Basket Component linked to the SX5E makes up 55.00% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the SX5E.  The return on the notes is linked to a weighted basket consisting of three buffered return enhanced components, each linked to the SX5E, the UKX and the TPX, respectively. The SX5E consists of 50 component stocks of market sector leaders from within the Eurozone.  The SX5E and STOXX are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license.  The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto.  The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange.  The TPX consists of all common stocks listed on the First Section of the Tokyo Stock Exchange that have an accumulative length of listing of at least six months.  The TPX is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed.  For additional information about each Component Underlying, see the information set forth under “The Indices—The Dow Jones Indices—The Dow Jones EURO STOXX 50® Index,” “The Indices—The FTSE Indices—The FTSE™ 100 Index” and “The Indices—The Tokyo Stock Price Index” in the accompanying underlying supplement.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to “Certain U.S. Federal Income Tax Considerations” in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Component Underlyings or any of the component stocks of the Component Underlyings.  These risks are explained in more detail in the “Risk Factors” section of the accompanying underlying supplement and product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Component Underlyings and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  Your investment will be exposed on a leveraged basis to any decline in the Ending Underlying Level for any Component Underlying beyond the 10% buffer as compared to the Starting Underlying Level.

•
THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED TO THE APPLICABLE MAXIMUM RETURN — If the Ending Underlying Level of a Component Underlying is greater than its Starting Underlying Level, the Component Return for the Basket Component linked to such Component Underlying will not exceed the Maximum Return of 28.00%, 26.00% and 26.50% for the SX5E, the UKX  and the TPX , respectively, regardless of the appreciation of the Component Underlyings, which may be significant. Accordingly, your payment at maturity will not exceed $1,272 for each $1,000 principal amount of notes.

•
CHANGES IN THE VALUES OF THE COMPONENT UNDERLYINGS MAY OFFSET EACH OTHER — Price movements in the Component Underlyings may not correlate with each other.  At a time when the value of one or more of the Component Underlyings increases, the value of the other Component Underlyings may not increase as much or may even decline.  Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Underlyings may be moderated, or more than offset, by lesser increases or declines in the level of the other Component Underlying or Component Underlyings.  For example, on account of the Maximum Return for each Basket Component set forth on the front cover of this pricing supplement, the negative Component Return resulting from a 30% decline in the Ending Underlying Level of the SX5E, as compared to its Starting Underlying Level, would more than offset the positive Component Returns resulting from any and all appreciation in both the UKX  and the TPX , which appreciation may be significant.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising any Component Underlying would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Component Underlying are based, although any currency fluctuations could affect the performance of the Basket.  Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•
RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES – Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Component Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Component Underlyings;

•	the time to maturity of the notes;

•	the dividend rate on the stocks underlying the Component Underlyings;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro, the British pound and the Japanese yen; and

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that may affect the stocks underlying the Component Underlyings or stock markets generally and which may affect the level of the Component Underlyings; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland.  Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates.  Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Date) could adversely affect the value of the Component Underlyings and, as a result, could decrease the amount you may receive on the notes at maturity.  For more information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the SX5E and the UKX from January 1, 2004 through March 20, 2009 and the TPX from January 1, 2004 through March 23, 2009. The Index closing level of the SX5E on March 20, 2009 was 2050.96. The Index closing level of the UKX on March 20, 2009 was 3842.85. The Index closing level of the TPX on March 23, 2009 was 791.56.

We obtained the closing levels of the Component Underlyings below from Bloomberg.  We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg. The historical levels of each Component Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any Component Underlying the Valuation Date.  We cannot give you assurance that the performance of the Component Underlyings will result in the return of any of your initial investment.

For further information on the SX5E, UKX and TPX, see “The Indices—The Dow Jones Indices—The Dow Jones EURO STOXX 50® Index”,” “The Indices—The FTSE Indices—The FTSE™ 100 Index” and “The Indices—The Tokyo Stock Price Index” in the accompanying underlying supplement.

Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Component Underlyings that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if

(a)
a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) before the House Ways and Means Committee that would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $10 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts.

We expect that delivery of the notes will be made against payment for the notes on or about the March 27, 2009, which will be the fifth business day following the Pricing Date for the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.